SEPARATE ACCOUNT II                   In   this   rider,  "we," "our" and
              RIDER "us" mean Equitable Variable Life Insurance Company. "You" and "your" mean the Owner of the policy at the time an Owner's right is exercised.


--------------------------------------------------------------------------------
This rider is made part of your policy as of the date of issue of this rider. It should be attached to and kept with your policy.

Date of Issue of this Rider:

1. Net Annual Premiums for policy years beginning on and after the Date of Issue of this Rider will be allocated to Separate Account I or to Separate Account II, or will be divided between the two accounts, in accordance with the Investment Options provision in this Rider.

2. The policy's net cash value will equal the sum of your net cash values in each separate account. The Death Benefit will equal the sum of the following amounts for the policy year in which the Insured dies:

         o   the face amount;

         o plus the sum, if positive, of the Variable Adjustment Amounts for each separate account in which you have a cash value.

3.  The following provisions are added to your policy:

                               SEPARATE ACCOUNT II

    We established and we maintain Separate Account II under the laws of New York State. Realized and unrealized gains and losses from the assets of Separate Account II are credited or charged against such account without regard to our other income, gains, or losses. Assets are put in Separate Account II to support this policy and other variable life insurance policies. Assets may be put in Separate Account II for other purposes, but not to support contracts or policies other than variable life insurance.

    We expect the investments in Separate Account II will be, primarily, short-term (not to exceed one year) money market instruments, such as:
    United States (U.S.) government and U.S. government agency securities; bank money instruments; time deposits; certificates of deposit; high grade commercial paper, including master demand notes; and repurchase agreements covering U.S. government obligations and certificates of deposit. But, we may invest the assets of Separate Account II in any legal investments. We will rely upon our own and outside counsel for advice in this regard.

    Instead of making direct investments, we may also operate Separate Account II as a unit investment trust, or other form. We would invest all or part of such account's assets in shares or units of a fund. We, an affiliate, or The Equitable Life Assurance Society of the United States would be the investment adviser and would invest the assets of the fund as above.

    The assets of Separate Account II are our property. The portion of the assets of Separate Account II equal to the reserves and other policy liabilities with respect to such separate account will not be chargeable with liabilities arising out of any other business we conduct. We may transfer assets of such separate account in excess of such reserves and liabilities to our general account.

    We will value the assets of Separate Account II on each business day. A business day is any day on which the New York Stock Exchange is open for trading.

    We have the right to withdraw assets of a class of policies to which this policy belongs from any separate account and put them in another separate account. If we do this, we will withdraw the same percentage of each investment in such separate account, but will avoid odd lots and fractions. The term "Separate Account II" in this policy shall then refer to any other separate account in which the assets of a class of policies to which this policy belongs were placed.

    We have the right to:

    1. register or deregister Separate Account II under the investment Company Act of 1940;

                                                             (Continued on Back)

R81-100

    2. run Separate Account II under the direction of a committee, and to discharge such committee at any time; and

    3. restrict or eliminate any voting rights of policyowners, or other persons who have voting rights as to Separate Account II.

    CHANGES  OF  INVESTMENT  ADVISER  OR  INVESTMENT  POLICY.  Unless  otherwise required by law or  regulation,  the  investment  adviser or any  investment policy may not be changed without our consent. If required by law or regulation, the investment policy of Separate Account II will not be changed unless approved by the Superintendent of Insurance of New York State or deemed approved in accordance with such law or regulation. If so required, the process for getting such approval is filed with the insurance supervisory official of the jurisdiction in which this policy is delivered.

                               INVESTMENT OPTIONS

    ALLOCATION OF NET ANNUAL PREMIUMS. At the beginning of each policy year that starts on or after the Date of Issue of this Rider, we will allocate that year's Net Annual Premium shown on Page Three to either or both separate accounts based on the allocation percentages then in effect. We will only make such allocations if premiums are duly paid. The allocation percentages for the policy year in which such Date of Issue falls are 100% to Separate Account I and 0% to Separate Account II. Unless you change them, such percentages shall also apply in later years.

    You may change the allocation percentages for later policy years by notifying us in writing of the new percentages. Each allocation percentage greater than zero must be a whole number of not more than 100%. The sum of the percentages must equal 100%. A change will take effect on the next policy anniversary if we receive the notice at our Administrative Office at least 7 days before such anniversary.

    TRANSFER OF CASH VALUES. You may ask us to transfer all or part of your cash value in one of the separate accounts to the other. (This also applies to your cash value in Separate Account I on the Date of Issue of this Rider.) Only two such transfers may be made in a policy year. We will make the transfer as of the date we receive your written request for it at our Administrative Office.

    LOAN ALLOCATIONS AND REPAYMENTS. We will allocate loans to the separate accounts based on your net cash value in each separate account as of the dates the loans are made. We will allocate loan repayments to the separate accounts based on the amount of your outstanding loans as to each separate account as of the dates the repayments are made.

4. References in the policy to Separate Account I shall hereafter mean both Separate Accounts I and II, except that:

    a. The provision "Separate Account I" shall apply only to Separate Account I; and

    b. The following provisions shall be read separately as to each separate account:

        Separate Account Index
        Actual and Base Net Rates of Return
        Variable Adjustment Amount (VAA)
        Cash Value (In determining the cash value as to a separate account, the tabular cash value will be multiplied by the allocation percentage for that separate account in effect on the last policy anniversary.

             If at any time you have a policy loan allocated to a separate account and your net cash value in that separate account is zero, we will cancel the VAA and the policy loan as to such separate account and reallocate them to the other separate account. Also, the premium allocation percentage for such separate account will be reduced to zero and the percentage for the other separate account will be increased to 100%.)

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY



 /s/ Kevin Keefe                           /s/ Donald J. Mooney
 ---------------                           --------------------
     Kevin Keefe      Secretary                Donald J. Mooney        President

R81-100